FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1066-1640 West Hastings Street, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated February 20, 2007- International KRL Reports Assays From Sampling Program at the Nor Property and Secures Diamond Drill for 2007 Drill Season

2.

News Release dated February 26, 2007- International KRL Provides Carswell Uranium Project Update

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: March 7, 2007

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: February 20, 2007

INTERNATIONAL KRL REPORTS ASSAYS FROM SAMPLING PROGRAM AT NOR; COMPANY SECURES DIAMOND DRILL FOR 2007 DRILL SEASON

Vancouver - Tuesday, February 20, 2007 - International KRL Resources Corp. (TSX-V:IRK) today announced assays from a rock-sampling program conducted at its Nor IOCG (copper-uranium-gold) project in the Yukon. Two samples were sent for 35-element ICP analysis at Acme Analytical Labs in Vancouver. Sample one assayed greater than >0.20% U3O8 (>2000 ppm). This sample exceeded the highest detection limits and has been sent for further analysis to determine the absolute assay value. The final value will be reported when received. Sample two assayed 0.045% U3O8 (452.4 ppm). Both samples were taken from outcrop at Nor and are coincident with the geochemical anomaly at the contact of the Fairchild Group rocks and the Wernecke Breccia, which is known for its uranium potential throughout the Yukon.

Additionally, International KRL Resources is pleased to report that it has secured a diamond drill contract for the Nor drill program. The drill company has extensive experience, suitable equipment for the helicopter supported drill program and experienced crews. During the 2006 exploration season in the Yukon, this company successfully drilled over 150,000 feet.

International KRL intends to drill its priority uranium targets, which remain untested, as well as follow up on the promising copper mineralization intersected in four of the nine diamond drill holes completed during 2006. See news release November 7, 2006.

“The 2006 program provided valuable information, which increased our understanding, our drill positioning and our priority targets. The Nor property bears striking geological, geophysical and geochemical similarities with the Olympic Dam IOCG deposit in Australia. The Olympic Dam deposit model continues to be the best fit for evaluating Nor,” said Michael Hibbitts, P.Geo, Vice President-Exploration.

“We are well-equipped for the season ahead with a tremendous technical team, financial resources and a very large, multi-element project,” said Seamus Young, President and CEO.

International KRL doubled its claim block at its Nor IOCG project in the Yukon from 236 claims to 448 claims as the season ended in 2006. The property now covers 23,127 acres (9,363 hectares). Nor is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young”

 _________________
Seamus Young

President and CEO

For Further Information Contact:
International KRL Resources Corp.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: February 26, 2007

INTERNATIONAL KRL RESOURCES PROVIDES CARSWELL URANIUM PROJECT UPDATE

Vancouver, Monday, February 26, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced that it has been advised by ESO Uranium Corp. (TSXV:ESO) that they plan to initiate a drill program on International KRL’s Carswell property in the first quarter of 2007. The program will follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The claim is the subject of an option agreement enabling ESO to earn a 50% interest. Proposed expenditures from this program will fulfill their property expenditure obligations under the option agreement with International KRL and enable the two companies to proceed with a Joint Venture agreement. In addition, ESO advised that they have engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will include coverage of International KRL’s claim

International KRL’s property flanks the east side of the Cluff Lake mine lease of Areva. Exploration programs on International KRL’s property indicate that the geophysical and geological signatures of the Cluff Lake host rocks extend onto this claim. The property includes a radioactive boulder field with values up to 16.9% (338 lbs/s.ton) uranium oxide and 2.9 g/t gold. The boulder field is close to several conductors indicated by airborne and ground electromagnetic surveys carried out by ESO Uranium in 2006.

International KRL’s ground was the subject of various exploration programs when it was held by Mokta, and its successor company Cogema. Of considerable significance is the discovery during the earlier work, of two trains of radioactive boulders: one on the edge of the Cluff Lake Mine Lease with its probable source on International KRL’s ground near the north east end (up ice end) of the boulder train; the second is on International KRL’s ground close to the north end of the Cluff Lake Mine Lease. The boulder trains both lie down ice from conductors identified by the Megatem survey, which suggests that a possible source may be associated with these conductors.

International KRL’s property, which covers 5,993 acres (2,425.5 hectares) in the Cluff Structure, is flanked by the claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west by the mining claims of the past producing Cluff Lake mine. The mine is reported to have produced over 60 million pounds of U3O8, with an average grade of 0.93%. The mine also recovered by-product gold in the last years of operation.Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, Vice President, Exploration

T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.